

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Yi Yang
Chief Financial Officer
Kaixin Auto Holdings
9/F, Tower A, Dongjin International Center
Huagong Road
Chaoyang District, Beijing 100015
People's Republic of China

>   **Re: Kaixin Auto Holdings**
>   **Registration Statement on Form F-3**
>   **Filed June 27, 2023**
>   **File No. 333-272954**

Dear Yi Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yu Wang